Linda A. Hesse

Partner

lhesse@jonesday.com

Direct Number: +33 (0) 1 56 59 38 72

September 24, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

United States

Re: France Telecom

Form 20-F for fiscal year ended December 31, 2009

Filed April 5, 2010

File No. 1-14712

Dear Mr. Spirgel:

As discussed yesterday with Michael Henderson of your office, we would like to confirm, as agreed with Mr. Henderson, that France Telecom intends to reply by October 1, 2010.  Please accept our apologies for the delay in our response.

Please do not hesitate to contact me by phone (telephone number: +33-1-56-59-38-72) or email (lhesse@jonesday.com) if you have any questions.

Your faithfully,

/s/  Linda A. Hesse

cc:

Michael Henderson, Staff Accountant, Securities and Exchange Commission

Terry French, Accountant Branch Chief, Securities and Exchange Commission

Nicolas Guérin, France Telecom